November 12, 2010

Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

> **RE: Accelerated Acquisitions V, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 25, 2010**
> **File No. 333-167939**

Dear Mr. Aland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment one from our letter dated September 21, 2010. It appears that you did not submit a red-line.

2. We note your response to prior comments three and 17 from our letter dated September 21, 2010. The disclosure continues to suggest that you have your own "Internet backbone," "network architecture" and "system utilize[ing] an 'n-tiered' architecture for reliability, scalability and redundancy." It is also unclear what experience your management has running a web-based commodity pool business. Please revise pages three and 21 at the beginning of your Summary and Item 11 business descriptions to clearly indicate, if true, that your development stage business is entirely or substantially dependent on outsourced technology and equipment, and that you do not have experience developing or running a commodity pooling platform.

Cover Page

3. We reissue comment six from our letter dated September 21, 2010. It is unclear why you do not include a page number when referencing the risk factors.

Prospectus Summary

4. It appears that you must generate net revenues in excess of expenses in the normal course of operations or receive funding of at least $1 million by one year from April 15, 2010 in order to avoid discontinuation of the license on which your web-based purchasing platform is based. It appears that approximately six of the 12 months has already run on this deadline. Please revise here, the last risk factor on page eight and where appropriate to address the challenges presented by this deadline, in light of your lack of a credit facility or other funding and failure to generate any or significant revenues to date. See related comment below in Management's Discussion and Analysis.

The Company, page 3

5. We note your response to comment 26 of our letter dated September 21, 2010. Please revise your Business Overview on page 3 to clearly describe the history of DPGS, its current and past business activities and the principals' views toward the current strategy and directions of DPGS and your company. If DPGS has not generated any revenue and incurred any expenses since inception, please also disclose such fact.

Description of our Business, page 21

6. We note your response to prior comments eight and 17 and the statement on page 22 that "actual development of the additional software that would enable the Company to launch pools for the purchase of products other than" motor fuel, water treatment chemicals and police pursuit and other vehicles "is substantially the responsibility of" Demand Pooling Global Services, LLC. Given the statement at the top of page nine indicating that Mr. Aland and other management "lack meaningful experience in the development" of your product or service, it is unclear who at the company or the licensor has experience developing the necessary, additional software. We note that Mr. Aland founded DPGS and signed the license agreement as its director. In this regard, it is unclear if you are relying on the "knowledge and expertise" of the "Advisory Board" members as indicated in response to prior comment 19. Please revise here, page nine and where appropriate to clarify.

7. In this regard, we note the statements on page 23 and elsewhere indicating that you have "identified and plan to conduct pooled purchases for approximately forty capital asset and commodity products that SLGs typically and repetitively purchase." It is unclear on what basis you make such statements given the apparent fact that you do not have a license, experienced employees or a development plan for the software or other technology necessary for poolings other than the three identified on page 22. We also note "Planned Aggregation Pools" on page 24, where you reference 50 pools to be conducted in 24 months. Please revise throughout to delete or provide a basis for such statements.

Revenue Model/Cash Conversion Cycle, page 21

8. We note from your disclosures in the last paragraph of page 21 that "within three months of obtaining the funding contemplated herein, management expects to be operating 3-5 pools." Please clarify the amount and nature of funding "contemplated herein" as you will not receive any proceeds from this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 25

9. You state on page 26 that "the continuation of the license is conditioned on the Company generating net revenues in excess of expenses in the normal course of operations or the funding by the Company of a minimum of $10,000,000 for qualifying research, development and commercialization expenses." However we note from Note 4 to your financial statements on page F-19 that you have the responsibility to expend a minimum of $10,000,000 over three years. Please expand your discussion to state whether you are liable to spend $10,000,000 in order to maintain your licensing agreement and how you intend to fund these expenditures.

Liquidity and Capital Resources, page 29

10. We note that you plan to redeem senior promissory and convertible notes. However, we note that you do not have any promissory or convertible notes outstanding. Please disclose these senior promissory and convertible notes in the filing.

11. Please revise to discuss your net losses as they relate to the apparent obligation under the license agreement to generate net revenues in excess of expenses. Further clarify the basis for your belief that you will meet the terms of the license as well as the funding milestones in the table on page 29.

Financial Statements, page 35

12. Please describe the interim financial statements included in the filing in addition to the annual financial statements.

Financial Statements, page F-1

Consolidated Financial Statements – June 30, 2010 and June 30, 2009, page F-9

13. The amount of "Stockholder's Equity" as of June 30, 2009 stated on the Statements of Stockholder's Deficiency presented on page F-12 does not agree to the amount stated on the Balance Sheets on page F-10. Please revise.

Balance Sheets, page F-10

14. We note that 34,382,256 shares were issued and outstanding at June 30, 2010. However, page 37 shows that the total number of shares sold prior to June 30, 2010 exceeds 34,382,256 shares. We also note from page 37 that you list 6,256,211 shares sold to Accelerated Venture partners LLC on April 29, 2010, but you disclose 3,235,971 shares issued to AVP on page 27. Please reconcile the difference.

Note 4 – Material Contracts, page F-18

15. We note from your response to comment 25 of our letter dated September 21, 2010 that you include an explanatory note with respect to your explanation in your response. However we do not find the explanatory note in the registration statement. Please tell us what page you include this explanatory note or include it in your next amendment.

16. We note your response to comment 28 of our letter dated September 21, 2010 but it does not appear you address the second part of the comment. Please clarify for us and disclose whether the technology is functional in its current state or whether further research and development is necessary for it to be functional.

17. We note on page F-20 that you intend to calculate the Black-Scholes valuation of the option and to commence amortization of that value in the quarter in which you first record revenues. Please explain to us how you considered FASB ASC 505-50-05 in reaching this accounting policy. In your response, explain to us how you determined the measurement date and the significance of revenue recognition in determining how to account for the options granted to a consultant.

Note 5 – Subsequent Events, page F-20

18. We note from your subsequent events footnote that you sold a total of 9,250 common shares on July 2, 2010. However, it appears from your disclosure on page 37 you sold more than 9,250 shares. Please reconcile these disclosures.

Part II

Item 15. Recent Sales of Unregistered Securities, page 36

19. We note your response to prior comment 32. We are unable to locate notice filings on Form D for sales reflected in the table. Please revise or advise. Additionally, revise to quantify the aggregate proceeds for discrete transactions.

20. Please revise the table on page 37 to provide a description of footnote (4).

Item 16. Exhibits

21. We note your response to prior comment 10. As the company is not qualified to represent that it is not subject to any laws or regulations related to its commodities pooling business, please provide an opinion from counsel to that effect.

22. We note your response to comments four and 31 of our letter dated September 21, 2010. Please confirm that the disclosure on pages 24 and 36 provide complete descriptions of the oral agreements with Databank LLC and management, respectively. Alternatively, revise to include such disclosure or file descriptions of the arrangements. We refer you to Regulation S-K Compliance and Disclosure Interpretation 146.04.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Janice McGuirk at (202) 551-3395 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Robert L. B. Diener
        Fax: (310) 362-8887